                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing


                                              Commission File Number: 0-26402

(Check one)

[ ] Form 10-K and Form 10-KSB            [ ] Form 11-K
[ ] Form 20-F     [X] Form 10-Q and Form 10-QSB             [   ] Form N-SAR

      For the period ended September 30, 2002

[ ] Transition Report on Form 10-K and Form I O-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11 -K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

      For the transition period ended __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates: ___________________________

                                    PART I

                            REGISTRANT INFORMATION

Full name of registrant:            The American Energy Group, Ltd.

Former name if applicable:

Address of principal
executive office:                   9441 Sam Houston Parkway, Suite 110

City, State and Zip Code:           Houston, Texas 77099


                                   PART 11

                            RULE 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


     [ ] (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;


     [X] (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III

                                  NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


     Key officers and management of the Company have been involved in acquiring capital investments for the Company, and have been unable to complete the Form 10-Q without unreasonable efforts due to extended travel.

                                   PART IV

                              OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:


            WILLIAM M. ABER, JR.          (713)                981-6114
            ----------------------------------------------------------------
             (Name)                     (Area Code)      (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
 If the answer is no, identify report(s).

                                              [X] YES        [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                              [ ] YES        [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


      EXPLANATION FOR FORM 12B25 PART IV ITEM (3):     Not Applicable.


EXHIBIT
None


     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date November 14, 2002                 By   WILLIAM M. ABER, JR.
                                            --------------------
                                            President



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